October 16, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (901)523-5762

D. Bryan Jordan
Executive Vice President and Chief Financial Officer
First Horizon National Corporation
165 Madison Avenue
Memphis, TN

      Re: First Horizon National Corporation
              File No. 1-15185
              Form 10-K for the period ended December 31, 2007
              Forms 10-Q for the periods ended March 31 and June 30, 2008

Dear Mr. Jordan:

      We have completed our review of your Form 10-K and have no further comments at this time.

              Sincerely,

              Kevin W. Vaughn
              Branch Chief